November 13, 2015

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

RE:    SunEdison, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-13828

Dear Mr. James:

This letter is in response to your comment letter dated October 23, 2015 as a follow up to the Company’s response dated August 7, 2015 to the comment letter dated July 24, 2015 to SunEdison, Inc. (SunEdison or the Company). We have set forth below each of your comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2014, Exhibit 13

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 48

1. We have reviewed your response to our comment 1. We note your disclosure on page 48 of your Form 10-K that the sale or lease of underlying land may be considered implicit in your transactions involving sales of solar energy systems. Please help us better understand the conditions which may cause the land to be considered implicit.

Response

The Company respectfully advises the Staff that for certain sales of solar energy systems, the Company sells the shares in a discrete project entity that holds a single system to the purchaser. In these cases, as the project entity holds the underlying land rights, the ownership of land or corresponding land lease rights are transferred to the purchaser in accordance with the sales agreement for the project entity. Pursuant to ASC 360-20-15-10(b), we consider these

SunEdison, Inc 13736 Riverport Drive, Suite 180 Maryland Heights, MO 63043	www.sunedison.com

transactions to be sales of in substance real estate and within the scope of ASC 360-20, Real Estate Sales.

2. Please clarify for us whether any warranties or performance guarantees are included in your solar energy systems related to residential sales. If appropriate, tell us how you have considered the related accounting for these warranties or guarantees under ASC 605.

Response

The Company respectfully advises the Staff that residential solar energy systems are covered by a combination of equipment warranties and production guarantees and that coverage is dependent on sales channel. The accounting for each channel is as follows:

•
Sales of residential solar energy systems - Sales of solar energy systems consist of either cash sales or sales financed through the Company’s loan program. In both cases, the Company sells equipment to a third party dealer in the form of installation kits. Once the kit has been sold, the Company has no further obligation to provide installation services to the customer. Furthermore, under this model, the Company does not lease or otherwise obtain ownership rights to the customer’s underlying rooftop, and the systems do not reach the threshold required to be considered integral equipment pursuant to ASC 360-20-15-4 to 15-8. As such, the Company considers these sales to fall outside of the scope of ASC 360-20, Real Estate Sales, and accounts for these transactions in accordance with ASC 605.

For sales of residential solar energy systems, the Company provides base level equipment warranties that are limited in scope to the warranties that the Company receives from the equipment manufacturers. Under these warranties, which are accounted for under ASC 460-10-25, the Company provides a pass-through of the inverter and panel manufacturers’ warranties to customers, which generally range from 5 to 25 years. The Company’s recorded warranty liability for these sales is not reduced based on the existence of vendor warranty policies.

Additionally, for sales of residential solar energy systems, the Company offers a separate “signature upgrade” package, which includes a 20-year equipment warranty and performance guarantee as well as monitoring hardware and services. The purchase of a signature upgrade package is optional for cash sale customers, but is mandatory for residential solar energy systems sales financed through the Company’s loan program.

Pursuant to ASC 605-25-25-5, the Company considers signature upgrades sold to cash sale customers to be a separate unit of account from the underlying residential solar energy system sale. However, as the various components included in signature upgrades are designed to work together, and do not have significant value on a

SunEdison, Inc 13736 Riverport Drive, Suite 180 Maryland Heights, MO 63043	www.sunedison.com

standalone basis, the Company determined that the signature upgrades should be accounted for as a single unit of account. Total sales to date of signature upgrades to cash sale customers have been de minimis.

For sales financed through our loan program, the Company considered whether signature upgrades should be accounted for as a separately priced extended warranty and product maintenance contract. As the purchase of a signature upgrade is not optional for loan program customers, the Company determined that for this channel, signature upgrades do not qualify as a separately priced extended warranty and product maintenance contract pursuant to ASC 605-20-25-1 to 25-6. Accordingly, the Company allocates purchase consideration between the two units of account (the sale of the residential solar energy system and the signature upgrade) based on relative fair value pursuant to ASC 605-25-30-6. Of the two components, the Company determines the fair value of the residential solar energy system based on the Company’s standard price listing, inclusive of expected dealer margins, which represents the price at which the Company’s residential solar energy systems are sold on a separate, standalone basis. As the Company does not have an extensive history of selling signature upgrades as an individual component and there are no comparable third party service packages available in the market, the Company determines the fair value of this unit of account based on the Company’s internal pricing models. Revenue attributable to the sale of signature upgrades to loan program customers is recognized over the life of the corresponding product and performance warranty period.

•
Residential lease and power purchase agreement (“PPA”) arrangements - For the Company’s residential lease and PPA channels, the Company retains ownership of the underlying residential solar energy systems and either leases the equipment to the homeowner for a fixed term or sells the electricity output from the residential solar energy system to the homeowner, respectively. Accordingly, the Company assesses and accounts for these arrangements pursuant to the guidance in ASC 840, Leases. The Company provides equipment warranties for the duration of the underlying lease or PPA agreement, which are up to 20 years in length. As the Company retains ownership of the assets, the Company accounts for any repairs as maintenance expenses rather than as product warranties.

The Company provides a production guarantee to lease customers; however, PPA customers do not receive a production guarantee. This guarantee requires the Company to refund the lessee if the solar energy system fails to generate the minimum amount of electricity in a given term, as specified in the contract. On an annual basis, the Company compensates customers if their systems produce less energy than the guaranteed amount in any given term by making a payment to customers with under-performing systems. The Company accounts for production guarantees separately from revenue recognized for the underlying equipment lease pursuant to ASC 450, Contingen

SunEdison, Inc 13736 Riverport Drive, Suite 180 Maryland Heights, MO 63043	www.sunedison.com

cies. Estimates of ongoing production guarantee liabilities are established using information about the nature, frequency, timing, and average cost of our historical production guarantee payments and comparisons to information disclosed by other industry participants with similar solar energy systems.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (314) 770-7303.

Sincerely,

/s/ Brian Wuebbels
Brian Wuebbels
Executive Vice President, Chief Administrative Officer
and Chief Financial Officer

SunEdison, Inc 13736 Riverport Drive, Suite 180 Maryland Heights, MO 63043	www.sunedison.com